January 18, 2008

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Max A. Webb, Assistant Director

Re:	A. H. Belo Corporation (the “Company”)

Registration Statement on Form 10

Commission File No. 1-33741

Ladies and Gentlemen:

The Company hereby requests acceleration of the effectiveness of its Registration Statement on Form 10 (Commission File No. 1-33741), as amended, to 4:00 p.m., Eastern time, on January 22, 2008, or as soon thereafter as possible. In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), the reasons for the request are the Company expects that its distribution from Belo Corp. will occur on or about February 8, 2008, and expects to mail to Belo shareholders the final information statement filed as an exhibit to the Registration Statement on or about February 4, 2008 to Belo shareholders of record on January 25, 2008. In order to achieve the Company’s business objectives, therefore it is critical that the Form 10 be declared effective as requested herein. We greatly appreciate the staff’s efforts to accommodate the Company’s timeline.

The Company hereby confirms that it is aware of its obligations under the Act. In addition, the Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Attn: Max A. Webb, Assistant Director

January 18, 2008

Please call Van M. Jolas of Locke Lord Bissell & Liddell LLP at (214) 740-8594 as soon as the Registration Statement has been declared effective.

Very truly yours,

A. H. BELO CORPORATION

By:	/s/ Russell F. Coleman
Russell F. Coleman, Authorized Signatory

By:	/s/ Alison K. Engel
Alison K. Engel, Authorized Signatory

cc:	Beverly Singleton

John Stickel

David Humphrey